UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____) *

INSIGHTFULMIND LEARNING, INC.
(Name of Issuer)

Common
(Title of Class of Securities)

45776U100
(CUSIP Number)

Jefferson Thachuk
1120 Martin Street
White Rock, British Columbia
Canada V4B 3V7
Telephone: (604) 626-1336
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 45776U100

1.	Names of Reporting Persons.

Jefferson Thachuk

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	_____
	(b)	_____

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	3,450,000(1)

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	3,450,000(1)

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	3,450,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11):	50.95%

14.	Type of Reporting Person (See Instructions):	IN

(1) Jefferson Thachuk has sole voting and dispositive power of 3,275,000 shares held directly by Mr. Thachuk and 175,000 shares underlying stock options which have vested and are exercisable within 60 days held directly by Mr. Thachuk.

Item 1.           Security and Issuer

Security:	Common Stock, no par value (“Common Stock”)
(CUSIP No. 45776U100)

Issuer:	InsightfulMind Learning, Inc.
300-1055 West Hastings Street
Vancouver, BC, Canada V6E 2E9

Item 2.           Identity and Background

(a)      Name of Person Filing:  Jefferson Thachuk

(b)      Address:                           1120 Martin Street
          White Rock, BC, Canada   V4B 3V7

(c)      Self-employed builder and real estate developer. Mr. Thachuk is the founder, president, principal executive officer, secretary, treasurer, principal financial officer, principal accounting officer, and a member of the board of directors of InsightfulMind Learning, Inc. (the “Issuer”).

(d)      During the last five years, Mr. Thachuk has not been convicted in a criminal proceeding.

(e)      During the last five years, Mr. Thachuk was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)       Canadian.

Item 3.           Source and Amount of Funds or Other Consideration.

On December 5, 2001, the inception of the Issuer, Jefferson Thachuk, the founder, president, principal executive officer, secretary, treasurer, principal financial officer, principal accounting officer, and a member of the board of directors of the Issuer, purchased 3,375,000 shares of common stock at a price of $0.004 per share, for a total proceeds of $1,430. On the same day, Mr. Thachuk then purchased 150,000 shares of common stock at a price of $0.105 per share, for total proceeds of $15,722. Adopting Financial Accounting Standards Board Statement 123 (revised 2004), “Share Based Payment”, the Issuer revalued the 3,375,000 shares issued to Mr. Thachuk to estimated fair value at the date of issue, deeming it to be $0.105 per share, resulting in a $352,337 share based payment to Mr. Thachuk. On September 11, 2003, Mr. Thachuk transferred 150,000 shares of common stock to a private investor. On November 9, 2003, Mr. Thachuk transferred a further 100,000 shares of common stock to the same private investor.

Item 4.           Purpose of Transaction.

The purpose of Mr. Thachuk’s acquisition transactions was to raise operating capital for the Issuer.

Item 5.           Interest in Securities of the Issuer.

1.           Jefferson Thachuk

(a)	Amount Beneficially Owned:		3,450,000
	Percent of Class:		50.95%
(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	3,450,000
	(ii)	Shared power to vote or direct the vote:	0
	(iii)	Sole power to dispose or direct the disposition of:	3,450,000
	(iv)	Shared power to dispose or direct the disposition of:	0

Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer.

None

Item 7.           Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2009	By:	JEFFERSON THACHUK
Jefferson Thachuk